SUPPLEMENT NO. 1 DATED APRIL 8, 2002
TO
OFFER TO PURCHASE

Offer to Purchase for Cash
Up to 24,000,000 of its Common Shares
At a Purchase Price Not in Excess
of $25.00 Nor Less Than $20.00 per Share

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 9:00 A.M., NEW YORK CITY TIME, ON FRIDAY, APRIL 19, 2002, UNLESS THE OFFER IS EXTENDED.

This Supplement No. 1 (this “Supplement”) supplements and amends the Offer to Purchase, dated March 21, 2002 (the “Offer to Purchase”), of DaVita Inc., a Delaware corporation (“DaVita”), as set forth below. The section numbers listed below refer to the section numbers contained in the Offer to Purchase.

•
The second sentence of the second bullet point under “In what order will tendered shares be purchased? Will tendered shares be prorated?” in “Summary Term Sheet” on page 3 of the Offer to Purchase is deleted.

•	The second paragraph under “Odd Lots” in “1. Number of Shares; Proration” on page 6 of the Offer to Purchase is deleted.

•	A paragraph is added after the fifth paragraph in “2. Purpose of the Offer; Effects of the Offer” on page 8 of the Offer to Purchase as follows:

“We do not believe that our purchase of shares pursuant to the offer will affect your ability to sell by other means any shares that you choose not to tender in the offer. Even if all 24,000,000 shares are purchased pursuant to the offer, more than 58,000,000 shares would remain outstanding. Accordingly, a significant market for our common stock would continue to exist. We will not complete the offer or purchase shares pursuant to the offer if those actions would cause our common stock to be delisted from the NYSE or to be deregistered under the Exchange Act.”

•	Two sentences are appended to the end of the fourth paragraph in “Proper Tender of Shares” under “3. Procedures for Tendering Shares” on page 10 of the Offer to Purchase as follows:

“Separate notices of withdrawal, as described in Section 4, are not required for each letter of transmittal; however, absent a notice of withdrawal, subsequent letters of transmittal do not revoke prior letters of transmittal. You may contact the Depositary for additional instructions.”

•
The paragraph under “Determination of Validity; Rejection of Shares; Waiver of Defects; No Obligation to Give Notice of Defects” in “3. Procedures for Tendering Shares” on page 12 of the Offer to Purchase is amended and restated as follows:

“All questions as to the number of shares to be accepted, the purchase price to be paid for shares to be accepted and the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of shares will be determined by us, in our sole discretion, and our determination will be final and binding on all parties. We reserve the absolute right to reject any or all tenders of any shares that we determine are not in proper form or the acceptance for payment of or payment for which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any of the conditions of the offer or any defect or irregularity in any tender, and our interpretation of the terms of the offer will be final and binding on all parties. No tender of shares will be deemed to have been properly made until all defects or irregularities have been cured by you or waived by us. Neither we, nor the Dealer Manager, the Depositary, the Information Agent or any other person will be obligated to give notice of any defects or irregularities in tenders, nor will any of us incur any liability for failure to give any notice.”

•
The first paragraph in “5. Purchase of Shares and Payment of Purchase Price” on page 13 of the Offer to Purchase is amended and restated as follows. Parallel disclosure in other sections of the Offer to Purchase is similarly amended and restated to reflect that DaVita will pay the purchase price “promptly,” not “as promptly as practicable,” following the expiration of the offer.

“Promptly following the Expiration Date, we (1) will determine a single per share purchase price that we will pay for the shares properly tendered and not properly withdrawn before the Expiration Date, taking into account the number of shares tendered and the prices specified by tendering stockholders, and (2) will accept for payment and pay for (and thereby purchase) up to 24,000,000 shares properly tendered at prices at or below the purchase price and not properly withdrawn before the Expiration Date. For purposes of the offer, we will be deemed to have accepted for payment (and therefore purchased), subject to the “odd lot” priority, proration and conditional tender provisions of this offer, shares that are properly tendered at or below the selected purchase price and not properly withdrawn only when, as and if we give oral or written notice to the Depositary of our acceptance of the shares for payment pursuant to the offer.”

•
The fourth paragraph in “5. Purchase of Shares and Payment of Purchase Price” on page 14 of the Offer to Purchase is amended and restated as follows. Parallel disclosure in other sections of the Offer to Purchase is similarly amended and restated to reflect that DaVita will determine the proration factor and pay for tendered and accepted shares “promptly” and not “as soon as practicable” after the Expiration Date and will return the tendered shares not purchased “promptly,” not “as promptly as practicable,” following the expiration or termination of the offer.

“In the event of proration, we will determine the proration factor and pay for those tendered shares accepted for payment promptly after the Expiration Date. However, we do not expect to be able to announce the final results of any proration and commence payment for shares purchased until approximately seven business days after the Expiration Date. Certificates for all shares tendered and not purchased, including all shares tendered at prices in excess of the purchase price and shares not purchased due to proration or conditional tenders, will be returned or, in the case of shares tendered by book-entry transfer, will be credited to the account maintained with DTC by the participant who delivered the shares, to the tendering stockholder at our expense promptly after the Expiration Date or termination of the offer without expense to the tendering stockholders. Under no circumstances will we pay interest on the purchase price, including but not limited to, by reason of any delay in making payment. In addition, if certain events occur, we may not be obligated to purchase shares pursuant to the offer. See Section 7.”

•	The first paragraph in “7. Conditions of the Offer” on page 15 of the Offer to Purchase is amended and restated as follows:

“Notwithstanding any other provision of the offer, we will not be required to accept for payment, purchase or pay for any shares tendered, and may terminate or amend the offer or may postpone the acceptance for payment of, or the purchase of and the payment for shares tendered, subject to the rules under the Exchange Act, if at any time before the Expiration Date any of the following events have occurred (or are reasonably likely to occur) that, as judged by a standard of reasonableness and regardless of the circumstances giving rise to the event or events, make it inadvisable to proceed with the offer or with acceptance for payment:”

•	The second item under the third bullet point in “7. Conditions of the Offer” on page 15 of the Offer to Purchase is amended and restated as follows:

“(2)
in our reasonable judgment, could materially and adversely affect our business, condition (financial or otherwise), income, operations or prospects, or otherwise materially impair in any way the contemplated future conduct of our business;”

•	The fourth bullet point in “7. Conditions of the Offer” on page 15 of the Offer to Purchase is amended and restated as follows:

“•
there has been any action threatened, pending or taken, including any settlement, or any approval withheld, or any statute, rule, regulation, judgment, order or injunction threatened, invoked, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the offer or DaVita or any of its subsidiaries, including any settlement, by any court, government or governmental, regulatory or administrative authority, agency or tribunal domestic, foreign or supranational, that, in our reasonable judgment, could directly or indirectly:”

•	The third item under the fourth bullet point in “7. Conditions of the Offer” on page 15 of the Offer to Purchase is deleted.

•	The ninth bullet point in “7. Conditions of the Offer” on page 16 of the Offer to Purchase is amended and restated as follows:

“•
any adverse change or changes shall have occurred, be pending, be threatened or be proposed, which have affected or could affect our or our subsidiaries’ business, scope, condition, (financial or otherwise), assets, income, level of indebtedness, operations, prospects, share ownership or capital structure that could reasonably be determined to be material to us or our subsidiaries; or”

•	The last paragraph in “7. Conditions of the Offer” on page 16 of the Offer to Purchase is amended and restated as follows:

“The conditions referred to above are for our sole benefit and may be asserted by us regardless of the circumstances, excluding any action or omission to act by us, giving rise to any condition, and may be waived by us, in our reasonable discretion, in whole or in part, at any time and from time to time prior to the Expiration Date, with the exception of conditions of the offer dependent upon receipt of necessary government approvals. Our failure at any time to exercise any of the foregoing rights will not be deemed a waiver of any right, and each such right will be deemed an ongoing right that may be asserted at any time and from time to time prior to the Expiration Date, with the exception of conditions of the offer dependent upon receipt of necessary government approvals. In certain circumstances, if we waive any of the conditions described above, we may be required to extend the Expiration Date. Any determination by us concerning the events described above will be final and binding on all parties.”

•	A paragraph is added after the paragraph under “Additional Information” in “10. Information About Us” on page 21 of the Offer to Purchase as follows:

“DaVita’s financial statements as of, and for the years ended, December 31, 2001 and December 31, 2000 are included in our 2001 annual report mailed separately to stockholders. We recommend that you review this annual report in considering whether or not to tender your shares in the offer. If you did not receive our 2001 annual report, you may obtain a copy without charge by request of DaVita Inc. at the address or telephone number set forth below.”

•	The last paragraph under “Incorporation by Reference” in “10. Information About Us” on page 21 of the Offer to Purchase is amended and restated as follows:

“In addition, all documents and reports filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the date hereof shall be incorporated by reference herein and shall be a part hereof. Any statement contained in a document incorporated by reference herein, shall be deemed to be modified or superseded for purposes of this Offer to Purchase and Consent Solicitation to the extent that a statement contained herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed to constitute a part of this Offer to Purchase and Consent Solicitation, except as so modified or superseded. Copies of documents incorporated herein by reference may be obtained by request of DaVita Inc., Attention: Investor Relations, 21250 Hawthorne Blvd., Suite 800, Torrance, California 90503-5517, (310) 792-2600.”

•	The first sentence of the last paragraph in “14. Material United States Federal Income Tax Consequences” on page 26 of the Offer to Purchase is deleted.

•	The last sentence of the first paragraph in “15. Extension of the Offer; Termination; Amendment” on page 27 of the Offer to Purchase is deleted.

Except as expressly set forth above, this Supplement does not alter the terms and conditions previously set forth in the Offer to Purchase and should be read in conjunction with the Offer to Purchase and the related Letter of Transmittal. Unless otherwise indicated, capitalized terms used in this Supplement have the same meanings given to them in the Offer to Purchase.

Questions or requests for assistance or for additional copies of this Supplement, the Offer to Purchase, the related Letter of Transmittal or other tender offer materials may be directed to the Information Agent at the address and telephone number set forth below, and such copies will be furnished promptly at DaVita’s expense. Stockholders may also contact their local broker, dealer, commercial bank or trust company for assistance concerning this offer.

NO PERSON HAS BEEN AUTHORIZED TO MAKE ANY RECOMMENDATION ON DAVITA’S BEHALF AS TO WHETHER HOLDERS SHOULD TENDER STOCK PURSUANT TO THIS OFFER. NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THIS OFFER, OTHER THAN THOSE CONTAINED HEREIN, IN THE OFFER TO PURCHASE OR IN THE RELATED LETTER OF TRANSMITTAL. IF MADE OR GIVEN, SUCH RECOMMENDATION, INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY DAVITA, THE INFORMATION AGENT OR THE DEALER MANAGERS.

17 State Street, 10th Floor
New York, NY 10004
Banks and Brokers Call Collect: (212) 440-9800
All Others Call Toll-Free: (866) 800-0507

4